CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended
	March 31,
(Dollars in thousands)	2014	2013
Basic Earnings Per Share
Net income	$1,416	$1,362
Weighted average common shares	2,736,634	2,736,060

Basic Earnings Per Share	$0.52	$0.50

Diluted Earnings Per Share
Net income	$1,416	$1,362
Weighted average common shares	2,736,634	2,736,060
Weighted average effect of assumed stock options	2,764	2,240

Total	2,739,398	2,738,300

Diluted Earnings Per Share	$0.52	$0.50